Filed by: SUEZ
pursuant to Rule 165 and Rule 425(a)
under the Securities Act of 1933, as amended

Subject Company: SUEZ
Exchange Act File Number: 001-15232
Date: July 15, 2008

On July 15, 2008, Suez and Gaz de France issued the following joint press release.

Important Information
This communication does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of Suez, Suez Environnement Company or Gaz de France,  nor shall there be any offer, solicitation, purchase, sale or exchange of securities in any jurisdiction (including the United States, Canada, Germany, Italy and Japan) in which such offer, solicitation, purchase, sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and Suez disclaim any responsibility or liability for the violation of such restrictions by any person.

The Gaz de France ordinary shares which would be issued in connection with the proposed business combination to holders of Suez ordinary shares (including Suez ordinary shares represented by Suez American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration. The Suez Environnement Company shares have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration.

In connection with the proposed transactions, the required information document has been filed with and certified by the Autorité des marchés financiers (“AMF”). Gaz de France has registered certain Gaz de France ordinary shares to be issued in connection with the business combination in the United States.  For this purpose, on June 16, 2008, Gaz de France filed a registration statement on Form F-4, which includes a prospectus, with the United States Securities and Exchange Commission (“SEC”). Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. Investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from Gaz de France on its web site at www.gazdefrance.com or directly from Suez on its website at www.suez.com, as the case may be.

Forward-Looking Statements
This communication contains forward-looking information and statements about Gaz de France, Suez, Suez Environment and their combined businesses after completion of the proposed transactions. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Gaz de France and Suez believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France and Suez ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and Suez, that could cause actual results, developments, synergies, savings and benefits from the proposed transactions to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings made by Suez, Gaz de France and Suez Environnement Company with the AMF, including those listed under “Facteurs de Risques”  (Risk factors)  sections in the Document de Référence filed by Gaz de France with the AMF on May 15, 2008 (under no: R.08-056), in the the Document de Référence filed by Suez on March 18, 2008 (under no: D.08-0122) and its update filed on June 13, 2008 (under no: 08-0122-A01), in the prospectus prepared for the issue and admission for listing of GDF SUEZ shares resulting from the merger takeover of Suez by Gaz de France filed with the AMF on June 13, 2008 (under no: 08-126), the prospectus relating to the Suez Environnement Company shares filed with the AMF on June 13, 2008 (under no: 08-127), as well as the Form F-4 filed by Gaz de France with the SEC on June 16, 2008, Post Effective Amendment No. 1 to the Form F-4 filed by Gaz de France with the SEC on July 7, 2008 and documents filed by Suez with the SEC, including those listed under “Risk Factors” in the Annual Report on Form 20-F for 2006 that Suez filed with the SEC on June 29, 2007. Investors and holders of the Gaz de France, Suez or Suez Environnement Company securities should consider that the occurrence of some or all of these risks may have a material adverse effect on Gaz de France, Suez and/or Suez Environnement Company.

* * * *

An exceptionnal dividend of 0.80 euro per share of the new
Group will be proposed to GDF SUEZ board of Directors

Paris, July 15, 2008 – Gérard Mestrallet and Jean-François Cirelli decided to propose to the new board of directors of GDF SUEZ the payment of an exceptional dividend of 0.80 euro per share of the new Group. This decision takes place within the framework of the shareholders remuneration policy which was defined prior to the merger between Gaz de France and SUEZ.

The payment will be effective before the end of this year and will be considered as an interim dividend from a statutory perspective. Its principle will be submitted to GDF SUEZ board of directors after the closing of the first semester accounts, August 31, 2008.

GDF SUEZ level of activity in 2008 allows to simultaneously consider the pursuit of development, a sound financial structure and the implementation of an attractive shareholders remuneration policy in consistency with the commitments taken. That’s why this exceptional dividend will come in addition to the 2009 ordinary dividend in regard with 2008 results, and which principles were already announced to the market.

Gaz de France

The Gaz de France Group is a major energy player in Europe.  As the leading natural gas distributor in Europe, Gaz de France employs nearly 50,000 employees and earned €27 billion in sales in 2007.  The Group holds a portfolio of some 14 million clients, approximately 11 million of whom are in France. Gaz de France is listed on the Paris Stock Exchange and forms part of the CAC 40 and Dow Jones Stoxx 600 indices.

SUEZ

SUEZ, an international industrial and services Group, designs sustainable and innovative solutions in the management of public utilities as a partner of public authorities, businesses and individuals. The Group aims to answer essential needs in electricity, natural gas, energy services, water and waste management. The Group employs 149,000 people worldwide and achieved revenues of €47.5 billion in 2007, 89% of which were generated in Europe and in North America.  SUEZ is listed on the Brussels, Luxembourg, Paris and Zurich stock exchanges and is represented in the major international indices: CAC 40, BEL 20, DJ STOXX 50, DJ EURO STOXX 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone

Press contacts:
SUEZ	Gaz de France
France: +33(0)1 4006 6651 Belgium: +32 2 510 76 70	Press service: +33(0)1 4754 2435

Analyst contacts:
SUEZ	Gaz de France
Investor Relations: +33(0)1 4006 6489	Investor Relations: +33(0)1 4754 7725

Important Information
This communication does not constitute an offer or the solicitation of an offer to purchase, sell, or exchange any securities of SUEZ, SUEZ Environnement Company securities or Gaz de France, nor shall there be any offer, solicitation, purchase, sale or exchange of securities in any jurisdiction (including the U.S., Canada, Germany, Italy, Australia and Japan) in which it would be unlawful prior to registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France, SUEZ and SUEZ Environnement Company disclaim any responsibility or liability for the violation of such restrictions by any person.
The Gaz de France ordinary shares which would be issued in connection with the proposed merger to holders of SUEZ ordinary shares (including SUEZ American Depositary Shares (ADRs)) may not be offered or sold in the U.S. except pursuant to an effective registration statement under the U.S. Securities Act of 1933, as amended, or pursuant to a valid exemption from registration. SUEZ Environnement Company shares have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration.
In connection with the proposed transactions, the required information documents have been filed with and certified by the Autorité des marchés financiers (AMF). Gaz de France is planning to register certain Gaz de France ordinary shares to be issued in connection with the merger in the U.S. and for this purpose will file with the U.S. Securities and Exchange Commission (SEC), a registration statement on Form F-4, which will include a prospectus. Investors are strongly advised to read the information documents that have been or will be filed with or certified by the AMF, the prospectus, and the U.S. registration statement, when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any related amendments, if any, and/or supplements, because they will contain important information. Investors may obtain free copies of the U.S. registration statement and other relevant documents filed with the SEC at www.sec.gov. Investors and holders of SUEZ or Gaz de France securities may obtain free copies of documents filed with and certified by the AMF at www.amf-france.org or directly from Gaz de France, SUEZ and SUEZ Environnement Company at www.gazdefrance.com; www.suez.com or www.suez-environnement.com.

Forward-Looking statements
This communication contains forward-looking information and statements. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Although the management of SUEZ and Gaz de France believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France, SUEZ or SUEZ Environnement Company ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of SUEZ, Gaz de France and SUEZ Environnement Company, that could cause actual results, developments, synergies, savings and benefits from the transaction to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings made by SUEZ, Gaz de France and SUEZ Environnement Company with the AMF, including those listed under “Facteurs de Risques” (Risk factors) sections in the Document de Référence filed by Gaz de France with the AMF on May 15, 2008 (under no: R.08-056), in the Document de Référence filed by SUEZ on March 18, 2008 (under no: D.08-0122) and its update filed on June 13, 2008 (under no: 08-0122-A01), in the prospectus prepared for the issue and admission for listing of GDF SUEZ shares resulting from the merger takeover of Suez by Gaz de France filed with the AMF on June 13, 2008 (under n°: 08-126 and the prospectus relating to the SUEZ Environnement Company shares filed with the AMF on June 13, 2008 (under no: 08-127). Investors and holders of Gaz de France, SUEZ or SUEZ Environnement Company securities should consider that the occurrence of some or all of these risks may have a material adverse effect on Gaz de France, SUEZ or/and SUEZ Environnement Company.